Exhibit 12

Hawaiian Holdings, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Three Months Ended March 31,
	2013	2012
	(in thousands, except for ratio)
Earnings
Income (loss) before income taxes	$(27,379)	$11,859

Additions:
Total fixed charges (see below)	22,779	19,784

Subtractions:
Interest capitalized	3,440	2,573

Earnings as adjusted	$(8,040)	$29,070

Fixed Charges:
Interest on indebtedness, expensed or capitalized	$10,021	$7,901
Amortization of debt discount and accretion of convertible debt	1,356	1,147
Portion of rental expense representative of the interest factor	11,402	10,736

Total fixed charges	$22,779	$19,784

Ratio of earnings to fixed charges (a)	N/A	1.47

Coverage deficiency	$30,819	$—

(a)         For purposes of calculating this ratio, earnings consist of income before income taxes plus fixed charges, net of capitalized interest. Fixed charges consist of interest expense, the amount amortized for debt discount, and the portion of rental expense representative of interest expense. For the three months ended March 31, 2013, earnings were inadequate to cover fixed charges and the coverage deficiency was $30.8 million.

N/A            Not applicable, as earnings are inadequate to cover fixed charges.